Amy L. Bowler
Phone (303) 295-8337
Fax (303) 713-6305
abowler@hollandhart.com
40422.0041
October 6, 2006
Ms. Barbara C. Jacobs
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Exabyte Corporation
Preliminary Proxy Statement on Schedule 14A
Filed on October 3, 2006
File No. 0-33231
Dear Ms. Jacobs:
     We have received your comment letter dated October 4, 2006 regarding Exabyte Corporation’s Preliminary Proxy Statement on Schedule 14A (File No. 0-33231). Your comments and our responses to them are set forth below.
Revised Preliminary Proxy Statement on Schedule 14A
1.	We note your response to comment 1 of our letter dated September 28, 2006. In light of the fact that security holders will continue to hold their securities after the sale of assets, we continue to believe that financial information pursuant to Item 14(c)(1) is required to be included in your proxy statement as it relates to the sale of all or substantially all of your assets. Please refer to Question H.6 of our July 2001 Third Supplement to our July 1997 Manual of Publicly Available Telephone Interpretations for guidance regarding the financial statements that must be provided with respect to asset sale transactions.
In response to your request, we have provided pro forma information in the summary section of the proxy materials and the remaining information requested is included in Appendix D to the proxy materials.
Summary Term Sheet
Description of Asset Sale, page 2

2.	We note your response to comment 6 of our letter dated September 28, 2006. It appears that the obligations under the senior management retention plan are that of Exabyte. Your disclosure here and on page 17, however, does not appear to provide for satisfaction of such obligations. For example, it appears that you will only have $100,000 after the payments you identify here. Please explain or otherwise reconcile your disclosure.
     In response to your request, we have revised the filing in the “Description of Asset Sale”, “Interests of our Directors, Officers and Affiliates”, “Material Terms of the Purchase Agreement”, and “Executive Officers” sections to specify that the senior management retention plan will be assumed by the buyer upon closing of the asset sale.
     Please contact me with any questions regarding the above matters. Thank you.

Very truly yours,
/s/ Amy L. Bowler
Amy L. Bowler
for Holland & Hart LLP

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